UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
(Amendment No. 5)

____________________________________

Almacenes Éxito S.A.

(Name of Subject Company (Issuer))

____________________________________

Cama Commercial Group, Corp.
Clarendon Worldwide S.A.
Fundación El Salvador del Mundo
Avelan Enterprise Ltd.
Francisco Javier Calleja Malaina
(Name of Filing Person (Offeror))

____________________________________

American Depositary Shares (ADS) each representing
8 Common Shares, par value COP 3.33 per share
(Title of Class of Securities)

02028M105
(CUSIP Number of Class of Securities)

Common Shares, par value COP 3.33 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

____________________________________

Prolongación 59 Avenida Sur,
entre Avenida Olímpica y Calle El Progreso, #2934
San Salvador,
El Salvador 06015
Attn: Carlos Calleja, Gabriel Navarrete
+503 7871-3354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________________________

With a copy to:

Nicholas E. Rodriguez
Sey-Hyo Lee
Justin F. Hoffman
Winston & Strawn LLP
200 S Biscayne Blvd, Miami, FL 33131
(305) 910-0500

____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) is being filed to comply with the obligations of Rule 14d-3(b)(2) of the Exchange Act. The Schedule TO relates to the offer (the “U.S. Tender Offer”) by the Purchaser to purchase all of the issued and outstanding shares of common stock held by U.S. holders (the “U.S. Holder Shares”) and all of the issued and outstanding American Depositary Shares (“ADRs”) of Almacenes Éxito, S.A. (“Éxito”) for US$0.9053 per U.S. Holder Share, payable in U.S. dollars, or the Colombian peso equivalent of US$0.9053 per U.S. Holder Share, payable in Colombian pesos and US$7.2424 per ADR (payable in U.S. dollars), in each case without interest and less any applicable withholding taxes and brokerage fees and commissions. Through a concurrent offer in the Republic of Colombia (the “Colombian Tender Offer” and, together with the U.S. Tender Offer, the “Offers”), Purchaser is offering to purchase all of the issued and outstanding Éxito common shares (including Éxito common shares represented by Brazilian Depositary Receipts (“BDRs”), each representing four Éxito common shares) wherever located, including Éxito common shares held by U.S. holders, at the same purchase price of US$0.9053 per Éxito common share, payable in U.S. dollars or Colombian pesos, in each case without interest and less any applicable withholding taxes and brokerage fees and commissions. The U.S. Tender Offer expired at 11:59 p.m. New York time on January 18, 2024, and the Colombian Offer expired on January 19, 2024 at 1:00 p.m. Colombia time. The two-business day period for tendering holders to deliver any ADSs subject to notices of guaranteed delivery expired on January 22, 2024, and after giving effect to any ADSs validly delivered under such notices of guaranteed delivery, the final results of the U.S. Offer were 849,267,904 shares underlying 106,158,488 ADSs tendered. No U.S. Holder Shares were tendered in the U.S. Offer.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and herein by reference to the extent relevant to items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

CAMA COMMERCIAL GROUP, CORP.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
CLARENDON WORLDWIDE S.A.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
FUNDACION EL SALVADOR DEL MUNDO
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. Member
AVELAN ENTERPRISE LTD.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina Director
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina

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